SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period June 11, 2008

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period June 4, 2008 to June 11, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary
Date:	12 June, 2008

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2008 – 27AWC

Attached is an announcement by Alcoa Inc regarding the declaration of force majeure under Alcoa of Australia Limited’s alumina supply contracts from its Western Australian facilities.

The financial impact to Alumina Limited’s underlying earnings for June 2008 from the shutdown of the Varanus Island gas supplies is estimated to be approximately A$12-17 million (after tax). A further update will be provided at the time of Alcoa Inc reporting its second quarter 2008 results on 8 July 2008.

For media enquiries, please contact Ken Dean on 0400 131 937.

Some statements in this release are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2007.

/s/ Stephen Foster	Alumina Limited
Stephen Foster
Company Secretary	ABN 85 004 820 419

12 June 2008	GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alcoa of Australia Declares Force Majeure

NEW YORK—(BUSINESS WIRE)—As a result of an explosion at Apache Energy’s Varanus Island facility, and the disruption of gas supply to its Western Australia facilities, Alcoa of Australia today notified its customers that it was declaring force majeure under its alumina supply contracts. The extent of impacts upon its customers is yet to be determined. Alcoa of Australia is part of Alcoa World Alumina and Chemicals (AWAC) which is 60-percent owned by Alcoa Inc. (NYSE:AA), and 40-percent owned by Alumina Limited.

On June 3rd at 13:45 Apache reported a pipeline rupture and fire at its Varanus Island gas processing and transportation hub offshore Western Australia. The incident resulted in complete shutdown of Apache’s gas production operations at Varanus Island and a declaration of force majeure by Apache to all customers.

Alcoa of Australia is still receiving gas from its other supplier—North West Shelf Gas. Given the supply disruption, the full extent to which alumina production will be affected is uncertain, but Alcoa is making efforts to minimize the impact on production and its customers.

The financial impact to Alcoa Inc.’s second quarter 2008 is expected to be between $0.02 to $0.03 per share. An additional update on the situation will be made on Alcoa Inc.’s conference call following the reporting of its second quarter 2008 results on July 8, 2008.

Forward Looking Statement

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown risks and uncertainties that may cause actual results of Alcoa to be different from those expressed or implied in the forward-looking statements. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: (a) Alcoa’s inability to minimize the impact of the disruption of gas supply to its Western Australia facilities on production and its customers; (b) material adverse changes in economic or aluminum industry conditions generally, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices for primary aluminum and other products; (c) material adverse changes in the markets served by Alcoa, including the transportation, building and construction, distribution, packaging, industrial gas turbine and other markets; (c) Alcoa’s inability to mitigate impacts from unfavorable currency fluctuations or from increased energy, transportation and raw materials costs or other cost inflation; and (d) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2007, Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and other reports filed with the Securities and Exchange Commission.